UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUMO CAPITAL LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LA SALLE STREET SUITE 2101
                                           (No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACKIE SLOAN 312-431-0014

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT COOPER & COMPANYCPA PC

                              (Name – *if individual, state last, first, middle name*)

141 W. JACKSON BLVD. SUITE 1702	CHICAGO	ILLINOIS	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TERRY TRAVIS _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SUMO CAPITAL LLC _____, as

of DECEMBER 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
Principal
Title

SEE ATTACHED
Notarial Certificate

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

STATE OF CALIFORNIA)
) SS.
COUNTY OF ORANGE)

On 2/27/2018 before me, BRITTNEY KLAGGE a Notary Public, personally appeared Terrence Travis,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Brittney Klagge

BRITTNEY KLAGGE
Notary Public - California
Riverside County
Commission # 2110040
My Comm. Expires May 29, 2019

FOR NOTARY STAMP

Sumo Capital, LLC

(An Illinois Limited Liability Company)

Financial Statements
And Independent Audit Report
December 31, 2017

(Filed pursuant to SEC Rule 17a-5)

Sumo Capital, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2017



Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2288
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member,
of Sumo Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sumo Capital, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sumo Capital, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sumo Capital, LLC's management. Our responsibility is to express an opinion on Sumo Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sumo Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC
We have served as Sumo Capital, LLC's auditor since 2009.
Chicago, Illinois 60604
February 28, 2018

Sumo Capital, LLC
(An Illinois limited Liability Company)
Statement of Financial Condition
As of December 31, 2017

Assets

Cash and cash equivalents	$	40,182
Securities owned:		
Equity securities at fair value		485,411,074
Options at fair value		171,762,202
Debt		254
Total securities owned at fair value		$657,173,530
Prepaid Expense		12,315
Office Lease Security Deposit		14,120
Fixed assets net of depreciation		166,271
Investment in preferred stock		10,000
Total assets		$657,416,418

Liabilities

Due from broker dealer		199,837,565
Securities sold, not yet purchased at fair value:		
Equity securities		103,730,670
Options		342,372,637
Open Trade Equity		158,408
Total securities sold, not yet purchased at fair value		446,261,715
Accrued interest, dividend, short stock & CMD payable		2,172,421
Other accrued expenses		723,828
Total liabilities	$	648,995,529
Member's equity		8,420,889
	$	657,416,418
Total liabilities and member's equity		

The accompanying notes are an integral part of these financial statements.

NOTE 1   Nature of Business

SUMO Capital, LLC. (The "Company"). An Illinois liability company was formed on January 10, 2008.The business of the Company is to engage in the speculative trading of equities, index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Option Exchange ("CBOE"). The Company is exempt from certain filing requirements under Rule 15c3-1 (a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with registered clearing partner.

NOTE 2   Significant Accounting Policies

The financial statements are prepared on a basis consistent with principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange traded futures and broad based indexes, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Upon entering into a futures contract, the Company is required to deposit either cash or securities (initial margin) in amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Company each day. The variation margin payments are generally equal to the daily changes in the contract value and recorded as unrealized gain or loss. The Company recognizes a realized gain or loss when a future's contract is closed.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.

Securities Valuation: Securities owned and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ASC 820 Fair Value Measurement and Disclosures ASC 820 Note 7.

Open trade equity in futures are recorded at fair value in accordance with ASC 820 and recorded as receivable from broker-dealers.

During the year, the Company sold their membership at a loss. The loss is recognized in the income statement as "Loss on Exchange Memberships" ($134,300).

Receivable from and Payable to Broker-Dealers

Receivable from and payable to Broker-Dealers represents cash margin as well as net receivables and payables arising from unsettled trades due to short term nature the amounts recognized approximate fair value.

NOTE 2   Significant Accounting Policies (continued)

Income Taxes

A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits of losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2017.

In October 2017, the FASB issued Accounting Standard Update No. 2017-13, Revenue Recognition (Topic 615), Revenue from Contracts with Customers (Topic 606), Leases (Topic 842): The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of the new standard; Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer and derecognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Management determined that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

NOTE 3   Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that includes exchange-traded futures and futures options contracts equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take the delivery at specified date at specified price.

Options grant the purchaser for the payment of premium the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk at the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition. To

NOTE 3   Derivative Financial Instruments and Off-Balance Sheet Risk (continued)

minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts credit risk and from changes in the values of the underlying financials instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business in unable to fulfill contractual obligations on its behalf. The Company investments and derivatives are all held at Goldman Sachs Execution and Clearing LP. (GSEC) at December 31, 2017. The Company attempts minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities.

In managements opinion market risk is substantially diminished when all financial instruments are aggregated.

NOTE 4   Clearing Agreements

The Company has Joint Back Office JBO clearing agreement with GSEC. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement the Company has invested $10,000 in the preferred equity of GSEC. The Company's interest in GSEC is reflected in other asset in the statement of financial condition.

Under the rules of the Chicago Board Option Exchange the agreement requires that the Company maintains minimum net liquidating equity of $1.0 million with GSEC exclusive of its preferred interest investment.

NOTE 5   Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level I Inputs Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level II Inputs Valuation is based on other than quoted prices that are observable for substantially the full term of the asset or liability either directly or indirectly. Level II assets include quoted prices for similar assets or liabilities in active markets quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that ore observable such as models or other valuation methodologies.

Level III Inputs Valuation is based on unobservable inputs for the valuation of the asset or Liability. Level III assets include investments for which there is little if any market activity. These inputs require significant management judgement or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based in the lowest level of input that is significant to

NOTE 5   Fair Value Disclosures (continued)

the fair value transaction to sell the asset or transfer the liability occurs in the principal market for the asset or measurement. The Company's assessment of the significance of particular input to the fair value measurement in its entirety requires judgement, and considers factors specific to the investment. Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Mutual funds are valued at the daily closing price as reported by the fund. Certain swap contracts are cleared at designated clearing organizations or central counterparties rather than remaining bilateral agreements; however, the designated clearing organizations or central counterparties generally utilize pricing models to price these cleared swaps. Generally, the inputs for models to value swaps do not have a material amount of subjectivity. Pricing inputs, such as relevant interest rates and yields curves, are observed from actively quoted markets.

Private placements for which there is no ready market are recorded at fair value as determined by management. Generally, the fair value represents the amount that the Company could reasonably expect to receive if the investment was sold at the time of valuation, based on information reasonably available at the time of valuation that the Company believes to be reliable including financial statements provided by management of the operating company in which the Company has invested, Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The Company valued their liquid assets and liabilities on the Level I inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2017:

Assets	Level 1	Level II	Level III	Total
Common Stock	485,411,074			485,411,074
Options	171,762,202			171,762,202
Debt	254			254
Total Assets	657,173,530	0	0	657,173,530
Liabilities				
Due to Broker Dealer	199,837,565			199,837,565
Securities sold, not yet purchased				
Common Stock	103,730,670			103,730,670
Options	342,372,637			342,372,637
Futures OTE	158,409			158,409
Total Liability	646,099,281			646,099,281

NOTE 6   Regulatory

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1.The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $1,000,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2017 the Company had net capital of 2,826,408 which was 1,826,408 in excess of its required net capital

NOTE 6   Regulatory (continued)

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

NOTE 7   Derivative Financial Instruments Guarantees and Concentrations of Credit Risk

In the normal course of business the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and future exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company.

These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions among them are the size and composition of the positions held interest rates and market volatility. The time period in which options may be exercised the market value of the underlying instrument and the exercise price affect market risk.

The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial conditions to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market.

To minimize these risks the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC. The Company maintains certain cash deposits with financial institution. On occasion these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

NOTE 8   Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of equity options and options on futures. As market maker and liquidity provider in various markets the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and no-directional risks based in models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

NOTE 8   Derivative Instruments and Hedging Activities (continued)

Derivative contracts are recorded on the statement of financial conditions as assets or liabilities measured at fair value or receivable from clearing broker and the related realized and unrealized gain loss associated with these derivatives is recorded on the statement of operations. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under GAAP.

As of December 31, 2017 and for the year than ended the Company's derivative activities had the following impact on the statement of financial condition:

Marketable Securities	Asset FMV	Long Notional Value	Liability FMV	Short Notional Value
Long Equity Options	171,762,202	3,508,209,039		
Equity Options Sold, not yet Purchased			103,730,670	3,634,104,750
Futures Open Trade		7,142,950	158,409	178,369,245
Common Stock sold Not yet purchased			342,372,637	

NOTE 9   Due to/from Broker-Dealers

Receivables from broker-dealers as of December 31, 2017 consist of the following:

Broker-dealer $ 199,967,393

The amount receivable from/payable to broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2017, substantially all assets of the Company are deposited with the clearing broker. Payables to clearing broker relate to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments held by the Company.

NOTE 10   Preferred Stock

The Company owns preferred stock in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

Note 11   Related Parties

The Company is 99% owned by SC Group, LLC; an Illinois Limited Liability Company. Sumo Capital, LLC pays all of their direct expenses associated with their proprietary trading activities. The Company during the year engaged in the transactions with the following related parties: Sailfish Systems, LLC. Sailfish Systems, LLC was paid $575,146 by Sumo Capital LLC in 2017.

Note 12   Subsequent Events

Management has evaluated subsequent events through February 28, 2018, the date the financial statements were issued.